Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement File No. 333-173924

Pricing Term Sheet

Dated April 4, 2013

Bank of Montreal

US$1,350,000,000

Senior Medium-Term Notes, Series B

consisting of

US$1,000,000,000 1.450% Senior Notes due 2018

US$350,000,000 Floating Rate Notes due 2018

US$1,000,000,000 1.450% Senior Notes due 2018 (the “Fixed Rate Notes”)

Issuer:	Bank of Montreal (the “Bank”)

Aggregate Principal Amount Offered:	US$1,000,000,000

Maturity Date:	April 9, 2018

Price to Public:	99.794%, plus accrued interest, if any, from April 9, 2013.

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$994,440,000

Underwriting Commission:	0.350% per Fixed Rate Note.

Coupon:	1.450%

Interest Payment Dates:	April 9 and October 9 of each year, beginning on October 9, 2013.

Regular Record Dates:	March 25 and September 24

Re-offer Yield:	1.493%

Spread to Benchmark Treasury:	T + 80 basis points

Benchmark Treasury:	0.750% due March 31, 2018

Benchmark Treasury Yield:	0.693%

Trade Date:	April 4, 2013

Settlement Date:	April 9, 2013; T+3

Redemption Provisions:

The Fixed Rate Notes may be redeemed upon the occurrence of certain events pertaining to Canadian taxation.

The Bank may redeem the Fixed Rate Notes, at its option, at a price equal to the greater of:

(i) 100% of the principal amount of the Fixed Rate Notes to be redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Fixed Rate Notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the pricing supplement) plus 12.5 basis points;

plus, in either case, accrued and unpaid interest on the principal amount of Fixed Rate Notes being redeemed to but excluding the date of redemption.

The Bank may also redeem the Fixed Rate Notes at any time or from time to time, on or after the 30th day prior to the maturity date of the Fixed Rate Notes at 100% of the principal amount of the Fixed Rate Notes (par), plus accrued and unpaid interest thereon to but excluding the date of redemption.

CUSIP No.:	06366RMS1

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Bookrunners:	BMO Capital Markets Corp. J.P. Morgan Securities LLC Goldman, Sachs & Co. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC

US$350,000,000 Floating Rate Notes due 2018 (the “Floating Rate Notes”)

Issuer:	Bank of Montreal (the “Bank”)

Aggregate Principal Amount Offered:	US$350,000,000

Maturity Date:	April 9, 2018

Price to Public:	100%, plus accrued interest, if any, from April 9, 2013.

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$348,775,000

Underwriting Commission:	0.350% per Floating Rate Note.

Coupon:	For each Interest Period, the then-applicable Three-Month LIBOR rate for U.S. dollars, determined on the Interest Determination Date for that Interest Period, plus 0.60% (60 basis points).

Interest Payment Dates:	January 9, April 9, July 9 and October 9 of each year, beginning on July 9, 2013 (each, a “Floating Rate Interest Payment Date”).

Regular Record Dates:	March 25, June 24, September 24 and December 25.

Interest Determination Dates:	The second London Business Day immediately preceding the applicable interest reset date (as defined in the prospectus supplement accompanying the pricing supplement). The Interest Determination Date for the initial Interest Period will be the second London Business Day immediately preceding the Settlement Date.

Interest Period:	The period commencing on any Floating Rate Interest Payment Date (or, with respect to the initial Interest Period only, commencing on April 9, 2013) to, but excluding, the next succeeding Floating Rate Interest Payment Date, and in the case of the last such period, from and including the Floating Rate Interest Payment Date immediately preceding the Maturity Date to but not including such Maturity Date.

London Business Day:	Any day on which dealings in U.S. dollars are transacted in the London interbank market.

Three-Month LIBOR:	For any Interest Determination Date, the offered rate for deposits in the London interbank market in U.S. dollars having an index maturity of three months, as of approximately 11:00 a.m., London time, on such Interest Determination Date. LIBOR will be determined by the offered rate appearing on the Reuters screen LIBOR01 page or any replacement page or pages on which London interbank rates of major banks for U.S. dollars are displayed (such determination to be made as set forth in the prospectus supplement accompanying the pricing supplement).

Day Count:	Actual/360.

Day Count Convention:	If any Floating Rate Interest Payment Date falls on a day that is not a business day for the Floating Rate Notes, the Bank will postpone the making of such interest payment to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day) unless the next succeeding business day is in the next succeeding calendar month, in which case such Floating Rate Interest Payment Date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the Maturity Date or a redemption date for the Floating Rate Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless the Bank fails to make payment on such next succeeding business day.

Calculation Agent:	BMO Capital Markets Corp. For each Interest Period, the Calculation Agent will calculate the amount of accrued interest by multiplying the principal amount of the Floating Rate Note by an accrued interest factor for the Interest Period. This factor will equal the sum of the interest factors calculated for each day during the Interest Period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360.

Trade Date:	April 4, 2013

Settlement Date:	April 9, 2013; T+3

CUSIP No.:	06366RMT9

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Bookrunners:	BMO Capital Markets Corp. J.P. Morgan Securities LLC Goldman, Sachs & Co. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC

The Bank has filed a registration statement (File No. 333-173924) (including a pricing supplement, a prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, J.P. Morgan Securities LLC collect at 1-212-834-4533, Goldman, Sachs & Co. toll-free at 1-866-471-2526, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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